UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2004 and 2003

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

FOOT LOCKER 401(k) PLAN

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 17, 2005

FOOT LOCKER 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004			2003

	Participant- Directed	Nonparticipant- Directed		Participant- Directed	Nonparticipant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Assets:
Investments, at fair value	$55,661,657	$12,152,426	$67,814,083	$46,227,772	$10,208,763	$56,436,535
Participant loans	1,435,353	—	1,435,353	1,203,467	—	1,203,467

	57,097,010	12,152,426	69,249,436	47,431,239	10,208,763	57,640,002
Receivables:
Employer contribution	—	1,540,908	1,540,908	—	1,397,902	1,397,902

Total assets	57,097,010	13,693,334	70,790,344	47,431,239	11,606,665	59,037,904

Liabilities:
Excess contributions payable to participants	678,909	—	678,909	493,917	—	493,917

Net assets available for benefits	$56,418,101	$13,693,334	$70,111,435	$46,937,322	$11,606,665	$58,543,987

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004			2003

	Participant- Directed	Nonparticipant- Directed		Participant- Directed	Nonparticipant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,677,588	$1,535,786	$6,213,374	$10,249,932	$5,664,148	$15,914,080
Dividends	393,410	111,995	505,405	333,821	51,949	385,770
Interest	62,488	—	62,488	53,838	—	53,838

Total investment income	5,133,486	1,647,781	6,781,267	10,637,591	5,716,097	16,353,688

Contributions:
Participant	9,928,879	—	9,928,879	8,813,798	—	8,813,798
Employer	—	1,540,908	1,540,908	—	1,397,902	1,397,902

Total contributions	9,928,879	1,540,908	11,469,787	8,813,798	1,397,902	10,211,700

Total additions	15,062,365	3,188,689	18,251,054	19,451,389	7,113,999	26,565,388

Deductions from net assets attributed to:
Benefits paid to participants	5,532,432	1,102,020	6,634,452	4,536,642	683,234	5,219,876
Loan administration and administrative fees	49,154	—	49,154	25,559	104	25,663

Total deductions	5,581,586	1,102,020	6,683,606	4,562,201	683,338	5,245,539

Net increase	9,480,779	2,086,669	11,567,448	14,889,188	6,430,661	21,319,849
Net assets available for benefits:
Beginning of year	46,937,322	11,606,665	58,543,987	32,048,134	5,176,004	37,224,138

End of year	$56,418,101	$13,693,334	$70,111,435	$46,937,322	$11,606,665	$58,543,987

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Board of Directors of Foot Locker, Inc. (the “Company”) appointed Matrix Capital Trust Services as the trustee of the Plan. Merrill Lynch is the investment advisor, BISYS is the recordkeeper and OppenheimerFunds provides investment management services to the Plan.

(a)	General

The Plan is a defined contribution plan covering generally all U.S. employees of the Company and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan became effective as of January 1, 1996.

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre-tax annual compensation for participants who meet the eligibility requirements. The maximum allowable salary reduction contribution by a participant is 25% of pre-tax annual compensation, as defined in the Plan document.  Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $13,000 for 2004 and $12,000 for 2003. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service. For any participant who  (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant’s pre-tax contributions to the Plan up to the first 4% of the participant’s compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company’s common stock (“Foot Locker Shares”) or in cash to be invested in Foot Locker Shares, to be held in the Foot Locker Stock Fund. Matching contributions for 2004 and 2003 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2004 and 2003. Participants who have attained the age of 50 may make catch-up contributions of up to $3,000 in 2004 and up to $2,000 in 2003, as defined by the Plan. These contributions are not eligible for matching contributions by the Company.  In March 2005 and 2004, the Plan reimbursed certain participants for excess amounts contributed to the Plan during 2004 and 2003, respectively.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(c)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s regular and discretionary matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

(e)	Investment Options

Participants may change their investment options daily. Each participant may direct his or her contributions to the following funds in 1% increments:

Oppenheimer Champion Income Fund – Participant’s assets are invested in a mutual fund with  a portfolio of high-yield, lower-rated fixed-income securities as a primary goal.  The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

Oppenheimer Quest Balanced Fund – Participant’s assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. Corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund’s primary objective is to seek capital growth and investment income.

Oppenheimer Quest Opportunity Value Fund – Participant’s assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund’s design is similar to the Quest Balanced Fund. The fund is designed to seek growth of capital.

Oppenheimer Capital Appreciation Fund – Participant’s assets are invested in a mutual fund with a portfolio of common stock of “growth” companies. “Growth” companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1), Continued

(e), continued

Oppenheimer Global Fund – Participant’s assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries.  The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

Oppenheimer Capital Preservation Fund – Participant’s assets are invested in a money market fund which mainly invests in the shares of other Oppenheimer mutual funds.  The fund also buys special investment contracts from financial institutions such as banks that are intended to stabilize the fund’s share prices. The fund’s shares are offered only to retirement plans and 403(b)(7) custodial plans. The fund is designed to seek high current income while seeking to maintain stable prices for its shares.

Fidelity Advisor Dividend Growth Fund – Participant’s assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company’s financial strength and growth potential.  The fund is designed to invest in companies in the technology and finance areas with stable growth.

Federated Max-Cap Index Fund - Participant’s assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index.  The fund’s objective is to parallel the return of the S&P 500 Stock Index.

Fidelity Advisor Mid Cap Fund – Participant’s assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

John Hancock Small Cap Equity Fund - Participant’s assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund’s objective is to seek capital appreciation.

Calvert Income Fund – Participant’s assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund’s objective is to maximize long-term income combined with the preservation of capital.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares.  Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1), Continued

	(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is paid ratably through regular payroll deductions.  Participant loans totaling $1,435,353 were outstanding at December 31, 2004, bearing interest rates ranging from 4.00% to 8.50%.

	(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant’s vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

	(h)	Expenses of Administering the Plan

To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

	(i)	Forfeitures

Forfeitures are allocated as of the last day of the Plan year. Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. In 2004 and 2003 all administrative expenses were paid from forfeited non-vested accounts. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $323,502 and $205,983, respectively, which will be used to pay future administrative expenses of the Plan.

(2)	Summary of Accounting Principles

	(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(2), Continued

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Foot Locker Shares are valued at the quoted market price as determined by the Foot Locker Stock Fund.  Participant loans are valued at their outstanding cost balances, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Amendment

In May 2004, the Company purchased approximately 350 Footaction stores from Footstar, Inc.  Effective May 7, 2004, the Plan was amended to allow each Footaction employee who was eligible to participate under the Footstar 401(k) Plan (the “Footstar Plan”) on May 1, 2004 to immediately become a participant of the Plan.  Hours of service were credited with regard to the Footaction employee’s prior hours of service with Footstar, Inc.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

(5)	Tax Status

The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 15, 2002. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(6)	Concentrations of Risks and Uncertainties

The Plan offers a number of investment options including the Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

(7)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	December 31,

	2004		2003

Oppenheimer Quest Balanced Fund – 754,581 shares and 609,516 shares, respectively		$13,612,649		$9,977,769
Federated Max-Cap Index Fund – 358,192 shares and 345,950 shares, respectively		$8,757,793		$7,773,504
Oppenheimer Global Fund – 107,490 shares and 101,372 shares, respectively		$6,532,137		$5,220,659
Oppenheimer Quest Opportunity Value Fund – 188,213 shares and 161,500 shares, respectively		$6,079,294		$5,108,234
Oppenheimer Capital Preservation Fund – 595,158 shares and 565,537 shares, respectively		$5,957,533		$5,655,366
Oppenheimer Capital Appreciation Fund – 140,402 shares and 128,839 shares, respectively		$5,787,356		$4,988,643
Foot Locker Stock Fund – 616,599 shares and 613,982 shares, respectively	$	*16,411,306	$	**14,280,666

*	456,586 shares, or $12,152,426 nonparticipant-directed
**	438,915 shares, or $10,208,763 nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,213,374 in 2004 and by $15,914,080 in 2003, as follows:

	2004	2003

Mutual funds	$4,118,935	$7,980,602
Common stock	2,094,439	7,933,478

	$6,213,374	$15,914,080

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds which are owned and managed by Oppenheimer Funds, who has been designated as the investment manager. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the Trustee in purchasing shares of the Company’s common stock. These transactions qualify as party-in-interest transactions.

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2004

	Description of investment	Units / Shares	Market value

*	Oppenheimer Quest Balanced Fund	754,581	$13,612,649
	Federated Max-Cap Index Fund	358,192	8,757,793
*	Oppenheimer Capital Preservation Fund	595,158	5,957,533
*	Oppenheimer Global Fund	107,490	6,532,137
*	Oppenheimer Quest Opportunity Value Fund	188,213	6,079,294
*	Oppenheimer Capital Appreciation Fund	140,402	5,787,356
	John Hancock Small Cap Equity Fund	122,151	2,358,740
	Fidelity Advisor Mid Cap Fund	40,071	1,004,186
	Calvert Income Fund	26,288	446,888
	Fidelity Advisor Dividend Growth Fund	43,474	511,250
*	Oppenheimer Champion Income Fund	24,693	240,015
*	Foot Locker Stock Fund	616,599	16,411,306
*	Cash Management Trust	14,711	114,936
*	Participant loans (1)		1,435,353

			$69,249,436

*	Party-in-interest as defined by ERISA

(1)	612 loans were outstanding at December 31, 2004, bearing interest at rates ranging from 4.00% to 8.50%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Foot Locker 401(k) Plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

FOOT LOCKER 401(k) PLAN

	By:	/s/ ANGIE LYONAIS

Matrix Capital Bank Trust Services Trustee of the Plan

Date: June 17, 2005

FOOT LOCKER 401(k) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description

23	Consent of Independent Registered Public Accounting Firm